Exhibit 99.1

 Teva R&D in Focus - Respiratory Webinar for the investment communityOctober 8th, 2013

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995 This document contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition for our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our innovative R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva R&D in Focus webinar series

Teva R&D in Focus : schedule Other Placeholder: 4  High-value Gx  NTEs  CNS (MS)  Respiratory  October 8, 2013  December 5, 2013  Early 2014  Early 2014

Teva R&D Strategy Establish leadership in  High-value Gx  Build a unique platform for  NTEs  Sustain and leverage strengths in   CNS  Achieve leading presence in  Respiratory

Teva R&D in Focus - Respiratory: speakers Tushar Shah, M.D.Senior Vice President, Head of Global Respiratory R&D20 years in respiratory R&D roles6 years at Teva, 5 in Altana, 9 at GSK Numerous INDs, 8 NDA submissions (incl. Advair) Hans LuijendijkVice President, Head of Global Respiratory Commercial25 years in sales, marketing, R&D and strategic roles4 years at Teva, 8 at AstraZeneca, 13 at GSK

Agenda Teva Respiratory today our strategy ICS/LABA class Teva's role R&D approach capabilities pipeline Teva-MicroDose Platform RSV program Commercial implications

Teva Respiratory today – the topline A broad-based R&D Strategy: 10 clinical stage programs Targeting all major drug classesProprietary devices addressing unmet needsAB-rated strategy in US13 submissions in next 5 yearsTargeting classes with aggregate value of $20BStrong growth expected: From a $1B franchise today……to a multi-billion $ franchise by end of decade

Agenda Teva Respiratory today our strategy ICS/LABA class Teva's role R&D approach capabilities pipeline Teva-MicroDose Platform RSV program Commercial implications

Teva Respiratory today: a ~$1B business (excl. generics)





~$1B
$856M
Other*
ProAir®
Qvar®
Other*
ProAir®
Qvar®
2012
2013E

* Qnasl® in US, local brands in EU

10

(Gp:) #4  Teva: A significant player in respiratory today WW Sales ($)  #5  Source: IMS MIDAS Q2’13 Asthma and COPD ‘R3’, Teva sales excluding generics  US Sales ($)  #4

Strong track record in US market



Strong brand performance:

- **ProAir®** (with dose counter): #1 in albuterol category (52% share*)
- **Qvar®**: #2 in inhaled corticosteroid(ICS) category (28% share*)
- **Qnasl®**: non-aqueous nasal spray for allergic rhinitis (recently launched)

An integrated approach:

- Product differentiation that addresses unmet needs
- Published clinical benefit
- Effective specialty sales force:
  - 400 reps, rank equal/better than category leaders (intent to prescribe)
- Leading payer access, strong pharmacy initiatives

*** Share of total prescriptions ; Source: IMS NPA, MAT ending June, 2013**

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Agenda Teva Respiratory today our strategy ICS/LABA class Teva's role R&D approach capabilities pipeline Teva-MicroDose Platform RSV program Commercial implications

Our Strategy in Respiratory Enhance value of existing brands (Qvar® and ProAir®): Introduce next-generation based on novel inhalersEnter new high-value drug classes in Asthma/COPD: Launch differentiated products based on novel inhalersExpand geographically: All EU countries, significant ROW marketsEnter adjacent disease areas (e.g. RSV)Launch AB-rated products in US

We are developing products in all major drug classes



WW market: $32B

(12 months ending in Q2/2013)

- LAMA BAI
- AB-rated LAMA

- Qvar BAI
- FP Spiromax®
- AB-rated ICS

- ProAir® Spiromax ®

- Reslizumab



LAMA
ICS
ICS/LABA
SABA
Anti-
cytokines
Antichol/
β-agonist
LABA

- DuoResp® Spiromax®
- FS Spiromax®
- FS MDI
- AB-rated ICS/LABA

SABA: Short Acting β2-Agonist
LABA : Long Acting β2-Agonist
ICS: Inhaled Corticosteroids
LAMA : Long-Acting Muscarinic Antagonists

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Source : IMS MIDAS Q2 2013

Multiple approaches to address unmet needs  Differentiated products based on innovative devices  Novel molecules   AB-rated  Teva-MicroDose  Spiromax®

Current inhaled therapy: significant limitations Inappropriate inhaler use(device errors / coordination) Inadequate adherence (% of prescribed doses taken) Reduced effectiveness Patients under-utilize inhaled medicines with negative health outcomes

Inappropriate inhaler use: prevalent and associated with poor clinical outcomes Giraud et al. Eur Respir J 2002; 19: 246–251  Asthma Instability Score*  % of the population  n=3709p <0.0001  * Asthma Instability Score is a composite index of: Symptom frequency / Rescue medication / Nocturnal awaking/ Exercise-induced dyspnea / Emergency-care visit / Global perception of evolution  Inappropriate inhaler use  Appropriate inhaler use

Improving inhaled therapy - Simpler intuitive inhalers- Consistency across inhalers  - Reduced dosing frequency- Monitoring  Inappropriate inhaler use(device errors / coordination)  Inadequate adherence (% of prescribed doses taken)  PROBLEMS  SOLUTIONS

Spiromax®: designed to be simple and intuitive 1 Open  2 Inhale  3 Close  Intuitive  Easy to use  Easy to educate

Spiromax® : preferred by patients 21 No preference 65% Preference: Spiromax® vs. Diskus® N=17 71% Preference: Spiromax® vs. Turbuhaler®  N=63 GFK Research, August 2013 (market study conducted in EU, sponsored by Teva)
No preference

Device has significant influence on prescribing 22 How would you rank the influence of delivery device over your prescribing decision?* * Pulmonologist survey, Jefferies Research, 2013 1  No impact 6.7 10 Very significant impact "An old but well-known drug in a new, more reliable inhaler is probably more useful than a new drug in an old – flawed - inhaler“** **  Virchow JC, et al. Respir Med 2008; 102:10-19 ; Virchow JC. Respir Med 2004; 98:S28-S34

23 Broad use of a single device reduces patient errors 23 Body: Most patients on maintenance therapy also use albuterol (rescue) Using different devices significantly increases errors* We will offer maintenance and rescue medication in similar devices To From  FS Spiromax ®  ProAir® Spiromax® Maintenance (e.g. ICS/LABA)  Reliever/Rescue (Albuterol) + * van der Palen J, et al. Eur Respir J 1999; 14:1034-7 +

Agenda Teva Respiratory today Our Strategy ICS/LABA class: Teva's role R&D approach: Capabilities, pipeline Teva-MicroDose: Platform, RSV program Commercial implications

ICS/LABA is the largest respiratory drug class 25  SABA: Short Acting  ß2-Agonist LABA : Long Acting ß2-Agonist ICS:  Inhaled Corticosteroids LAMA : Long-Acting Muscarinic Antagonists Source : IMS MIDAS Q2 2013  ICS/LABA  Antichol/ ß-agonist  LAMA  ICS  SABA  Anti- cytokines  LABA

ICS / LABA class: market evolution 26 Differentiated ICS/LABA products will generate significant sales from 2014 No AB-rated Advair® before 2018 Other Placeholder: 26  Differentiated ICS/LABA AB-rated Advair® & Symbicort® (US)  Advair® Symbicort® Foster®, Dulera® (Gp:) $14B (Gp:) 2018 (Gp:) 2013 (Gp:) 2023  Differentiated ICS/LABA  (Breo®/Relvar®, QMF149, Flutiform®,  DuoResp®, FS Spiromax, others) Source: Teva respiratory market model

First ICS/LABA Spiromax® submitted in EU
2 additional ICS/LABA Spiromax® submissions in 2015




DuoResp (EU)
Same molecules as Symbicort ®
2013
FS Spiromax (US)
FS Spiromax (EU)
Same molecules as Advair®
2015
Differentiated ICS/LABA
(Breo®/Relvar®, QMF149, Flutiform®, DuoResp®, FS Spiromax, others)
$14B
Advair®
Symbicort®
Foster®, Dulera®
AB-rated Advair® & Symbicort® (US)
2013
2018
2023

27

We are developing AB-rated Advair® and Symbicort®, and will submit an AB-rated Advair® in 2017





Differentiated ICS/LABA
(Breo®/Relvar®, QMF149,
Flutiform®, DuoResp®,
FS Spiromax®, others)
Advair®
Symbicort®
Foster®, Dulera®
AB-rated Advair® & Symbicort® (US)
2013
2018
2023
AB-rated Advair®
AB-rated Symbicort®

28

29 Summary We are targeting key opportunities in ICS/LABA Unmet medical needs addressed via proprietary devices Focused AB-rated strategy in the US Similar approach in key existing and emerging classes (ICS, LAMA, LAMA/LABA, etc.) 29 T

Agenda Teva Respiratiory today Our strategy ICS/:ABA market: Teva's role R&D approach: Capabilities, pipeline MicroDose: Platform, RSV program Commercial implications 30

31 R&D Approach Other Placeholder: Capabilities, track record, pipeline Deep-dive into 3 programs: DuoResp® Spiromax® ProAir® Spiromax® FS Spiromax® Perspective on draft FDA guidelines Other Placeholder: 31

32 Capabilities Leading MDI manufacturer globally: 55 million units/yr Global respiratory R&D site network: 250 employees, $100M’s invested in infrastructure Unique skill set in CMC, Clinical, Regulatory Recent track record: QNASL® – FDA approval (one review cycle) ProAir® dose counter – FDA approval (one review cycle) DuoResp® Spiromax®– EU submission

33 Title: Deep pipeline: 10 clinical programs ; 5 in Phase II, III Other Placeholder: 33 * BAI : breath actuated inhaler – designed as simple and intuitive device based on MDI DuoResp Spiromax Asthma, COPD ProAir Spiromax QVAR BAI Reslizumab Fluticasone Propionate Spiromax Salmeterol MDI 2:1 1:1 LAMA BAI Teva-Microdose MDT637 RSV preclinical programs AB-rated products for US market Multiple 4 2 3 1 Pre-Clinical Phase i Phase ii Phase iii Filed

34 R&D Approach Other Placeholder: Capabilities, track record, pipeline Deep-dive into 3 programs: DuoResp® Spiromax® ProAir® Spiromax® FS Spiromax® Perspective on draft FDA guidelines Other Placeholder: 34

35 Title: R&D Approach Other Placeholder: Capabilities, track record, pipeline Deep-dive into 3 programs: DuoResp® Spiromax® ProAir® Spiromax® FS Spiromax® Perspective on draft FDA guidelines 35

36 DuoResp® Spiromax® Other Placeholder: ICS/LABA - maintenance therapy Same molecules as Symbicort®(Budesonide/Formoterol) Intuitive Spiromax device with dose counter Achieved bioequivalence according to EU guidelines Submitted in EU in 1/2013 (centralized procedure) Other Placeholder: 36

37 Title: DuoResp® Spiromax®: bioequivalence to Symbicort® achieved in all parameters Other Placeholder: 37  0.80 1.25 1.060.96 0.80 1.25 1.12 0.98 0.80 1.25 1.05 0.98 0.80 1.25 1.16 0.98 0.80 1.251.01 0.91 0.80 1.251.08 0.96 0.80 1.25 1.02 0.94  0.80  1.25  1.04  0.95  Bioequivalence interval  PK ratio and 90% CI of Spiromax to Symbicort® (320/9 dose)  Budesonide  Formoterol  Lung absorption  Total absorption  AUC0-last  Cmax  AUC0-last  Cmax  L. Weisfeld, et al.  Oral Presentation. ERS 9/2013 Slide: 38 Title:  Spiromax®: preferred by physicians vs. Turbuhaler®

38 Spiromax®: preferred by physicians vs. Turbuhaler® 38 76% Undecided N=181 Which is a better device? GFK Research, August 2013 (market study conducted in EU, sponsored by Teva)

39 R&D Approach Other Placeholder: Capabilities, track record, pipeline Deep-dive into 3 programs: DuoResp® Spiromax® ProAir® Spiromax® FS Spiromax® Perspective on draft FDA guidelines 39

41 Title: ProAir® Spiromax® - Status Other Placeholder: Successfully completed Phase I and II studies Completing Phase III (four clinical trials) and two pediatric phase 1 and 2 trials this year NDA submission under 505(b)(2): Mid-2014 41

42 R&D Approach Other Placeholder: Capabilities, track record, pipeline Deep-dive into 3 programs: DuoResp® Spiormax® ProAir® Spiromax® FS Spiromax® Perspective on draft FDA guidelines Other Placeholder:

43 FS Spiromax® Other Placeholder: ICS/LABA - maintenance therapy Same molecules as Advair® (Fluticasone/Salmeterol) Intuitive Spiromax device with dose counter Device consistency with rescue medication Improved therapeutic index demonstrated in Phase II 43

44 300 200 100 0 Data on file, Teva Pharmaceuticals Time (hr) Baseline-adjusted FEV1 (mL) 0.5 1 2 3 4 5 6 9 12 Salmeterol 5 different salmeterol doses  in FS Spiromax® (fluticasone/salmeterol) administered : Salmeterol component increasing: 0, 6.25, 12.5, 25, 50 mcg Fluticasone component was constant (100 mcg) in all 5 doses Improvement in lung function (FEV1) was measured 12 hours following admin. 12.5 mcg 25 mcg 6.25 mcg 0 mcg 50 mcg

45 45 300 200 100 0 Data on file, Teva Pharmaceuticals Time (hr) Baseline-adjusted FEV1 (mL) 0.5 1 2 3 4 5 6 9 12 FS Spiromax® 100 mcg fluticasone /12.5 mcg salmeterol Advair® 100 mcg fluticasone /50 mcg salmeterol Title: FS Spiromax® provided similar bronchodilation with four-fold lower salmeterol dose compared to Advair® Trial also included one dose of Advair®: 100 mcg fluticasone / 50 mcg salmeterol

46 FS Spiromax®: same effective dose - 40% of the systemic exposure Other Placeholder: 46  = 0.4 *systemic exposure : AUC [0-t] pg hr/mL  Systemic exposure*….  FS Spiromax® 100 mcg fluticasone /12.5 mcg salmeterol
 Advair® 100 mcg fluticasone /50 mcg salmeterol (40%)

47 FS Spiromax®: Improves lung delivery     Same clinical effect as Advair® achieved with significantly lower dose  Leading to less systemic exposure  Improved therapeutic index Other Placeholder: 47

Title: FS Spiromax® - Status Other Placeholder: Initiating Phase III early 2014 NDA submission under 505(b)(2) in 2015 Other Placeholder: 48

Title: R&D Approach Other Placeholder: Capabilities, track record, pipeline Deep-dive into 3 programs: DuoResp® Spiromax® ProAir®Spiromax® FS Spiromax® Perspective on draft FDA guidelines Other Placeholder: 49

Title: New FDA draft guideline removes a key obstacle to approval of AB-rated Advair® Other Placeholder: 50 Dose response pharmaco-dynamics DOABLE Single 4-week bioequivalence study HIGHLY CHALLENGING Prior requirements Draft Guideline

Title: Rest of guideline remain the same Other Placeholder: 51

Title: Developing AB-rated products will still be difficult Other Placeholder: 52 Body: CMC challenges: Developing a new dry powder device that matches Diskus® Demonstration of robust stability Need to achieve this at commercial scale PK and PD bioequivalence challenges In EU, slightly simpler guidelines in place > 4 years: Numerous attempts to develop generics by many companies Multiple failures / setbacks No successful development to date by a major company We anticipate first US launch by others in 2018

We are aggressively developing an AB-rated Advair® Other Placeholder: 53 Based on internally developed blister-based device Expected to meet FDA guidelines for comparability to Advair Diskus®  Leverage our considerable expertise and knowledge Working with fluticasone, salmeterol, and lactose Developing and manufacturing dry powder devices Conducting PK Bioequivalence and clinical asthma trials  Submission planned for 2017

Teva is perfectly situated to succeed in AB-rated respiratory products Multiple programs underway: AB-rated Advair® AB-rated Symbicort® Others

Teva Respiratory today Our strategy ICS/LABA market: Teva's role R&D approach: Capabilities, pipeline Teva-MicroDose: Platform, RSV program Commercial implications

Nebulizers: used to treat the young and the elderly Other Placeholder: 56 Inhalers (Gp:) Nebulizers Young children & the elderly More able patients

Current nebulizers have significant limitations Other Placeholder: Considerable effort to prepare dose Long dosing time (5-20 minutes) No feedback Inefficient and inexact dosing Large and bulky Most use mains electricity Cleaning is cumbersome Other Placeholder: 57

Teva-MicroDose is designed to be a unique type of nebulizer Other Placeholder: 58 Other Placeholder: Dose preparation not needed Fast  dosing: 30 seconds Feedback (LED) Exact and efficient dose Battery operated Small and portable Remote monitoring Easy to clean

Teva-MicroDose : preferred delivery modality for young children and the elderly Other Placeholder: 59  Inhalers Young children & the elderly More able patients Teva-MicroDose Physicians surveyed* would switch to a Teva-MicroDose device: 77% of their poorly-controlled patients currently on nebulizer 46% of their well-controlled patients currently on nebulizer * National Analysts Worldwide, Global survey, Fall 2012,  81 MDs

Inhalers Young children & the elderly More able patients Title: Teva-MicroDose: potential to be a preferred device for some patients currently treated with inhalers Teva-MicroDose * National Analysts Worldwide, Global survey, Fall 2012,  81 MDs Physicians surveyed* would switch to a Teva-MicroDose device: 72% of their poorly-controlled patients currently on inhaler 29% of their well-controlled patients currently on inhaler

Pipeline based on Teva-MicroDose device Other Placeholder: MDT637 (RSV) - enters phase II Multiple pre-clinical programs 61

Respiratory Syncytial Virus (RSV): a large unmet need Other Placeholder: A major disease in young children Most frequent cause of hospitalization of infants and young children in industrialized countries 85 000 to 144 000 RSV-associated hospitalizations of infants in US each year A major problem in COPD patients 14 000 to 62 000 RSV-associated hospitalizations of the elderly in US each year Cause of 160 000 deaths globally each year Ribavirin is only approved treatment Minimal use due to limited efficacy, side effects 62 Source: World Health Organization, Acute Respiratory Infections (2009)

MDT637 Small molecule targeting the RSV fusion protein Delivered to lungs in Teva-Microdose device Developed for treatment of RSV infection in infants Potential additional indications to study: Prophylaxis in infants Elderly (primarily COPD patients) 63

Antiviral activity demonstrated in a highly predictive preclinical model Cotton rats inoculated on Day 0 ; viral titers assessed on Day 4 MDT637 reduced viral load by 2.3 log1
In comparison, ribavirin reduced viral load by 1.25-1.35 log in same model2 64 1. Antiviral Res. 2005; 68: 18-26. Data for RSV Long Stain shown. 2. Antiviral Res. 1987; 7(4): 211-220 (Gp:) Placebo (Gp:) Day 0 (QD) (Gp:) Day 0 (BID) (Gp:) Day 1 (BID) (Gp:) Day 1 (2X BID) (Gp:) Day 0-3 (QD) (Gp:) Dosage Scheme (Gp:) RSV viral titer (TCID50 Log10/g Lung (Gp:) P<0.05 (Gp:) P<0.01 (Gp:) P<0.01 (Gp:) 2.1 Log (Gp:) 2.3 Log (Gp:) 2.3 Log (Gp:) Limit of  detectable reduction (2.3 log reduction) RSV B (Washington/18537/’62) shown to have equivalent sensitivity to MDT-637

Phase 1 program successfully concluded Low systemic exposure No pulmonary adverse events No clinically significant changes in pulmonary function, ECG, laboratory values, vitals or physical exam  65  Single Ascending Dose (Healthy)  Multiple Ascending Dose (Healthy)  Single Ascending Dose (Asthmatics)  No significant adverse events in all 3 studies: Effective doses achieved and sustained Drug levels quantified 15 min., 6 and 24 hours post dose All >RSV IC50

MDT-637 : next steps Phase 2a studies to begin in 4Q3013 NDA submission 2017 66

Summary Strong capabilities and infrastructure Deep pipeline: 10 clinical stage programs Spiromax® : significant clinical data, platform validated Teva-MicroDose: game changing platformfor children & elderly AB-rated Advair®: submission in 2017 67

Teva Respiratory today Our strategy ICS/LABA market: Teva's role R&D approach: Capabilities, pipeline Teva-MicroDose: Platform, RSV program Commercial implications

5 years ; 13 submissions



	2013	2014	2015	2016	2017
ICS / LABA	DuoResp Spiromax (EU)		FS Spiromax (EU) FS Spiromax (US)		Advair AB-rated (US) FS MDI (EU)
SABA		ProAir Spiromax (US)			
ICS			Fluticasone Spiromax (US) Qvar BAI (US)		
LAMA			LAMA BAI (EU)		LAMA BAI (US)
New classes		Reslizumab IV		Reslizumab SC	Microdose RSV

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Expected total respiratory revenue 70 $1B $2B $4B Today (2013) In 5 years (2018) In 10 years (2023) $1B $2B $4B Currently marketed brands + pipeline

R&D in Focus: Respiratory – the bottom line A broad-based R&D Strategy: 10 clinical stage programs Targeting all major drug classes Proprietary devices addressing unmet needsAB-rated strategy in US 13 submissions in next 5 years Targeting classes with aggregate value of $20B Strong growth expected: From a $1B franchise today. to a multi-billion $ franchise by end of decade 71

Thank you